UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
RULES 13d 1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d 2

SUMMUS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

866366 30 5

(CUSIP Number)

November 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866366 30 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RHP Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,482,892

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,482,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,892

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rock Hill Investment Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,482,892

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,482,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,892

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RHP General Partner, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,482,892

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,482,892

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,892

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Summus, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 434 Fayetteville Street, Suite 600, Raleigh, North Carolina 27601

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

RHP Master Fund, Ltd.

c/o Ogier Fiduciary Services (Cayman) Limited

P.O. Box 1234GT

Queensgate House, 5th Floor

113 South Church Street

George Town, Grand Cayman

Cayman Islands, B.W.I.

Cayman Islands exempted company

Rock Hill Investment Management, L.P.

3 Bala Plaza - East, Suite 585

Bala Cynwyd, PA  19004

Delaware limited partnership

RHP General Partner, LLC

3 Bala Plaza - East, Suite 585

Bala Cynwyd, PA  19004

Delaware limited liability company

	(d)	Title of Class of Securities Common Stock, par value $.001 per share (“Common Stock”).
	(e)	CUSIP Number 866366 30 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D 1(c), CHECK THIS BOX. ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

RHP Master Fund, Ltd. (“RHP”)
Rock Hill Investment Management, L.P. (“Rock Hill”)
RHP General Partner, LLC (“Partner”)

RHP is a private investment fund.  Rock Hill is the investment manager of RHP, and Partner is the general partner of Rock Hill.

Wayne D. Bloch and Peter B. Lockhart are the owners of Partner.  Each of Mr. Bloch and Mr. Lockhart disclaim beneficial ownership of the securities listed as beneficially owned by RHP, Rock Hill and Partner in this Schedule 13G.

	(a)	Amount beneficially owned: 1,482,892 shares of Common Stock (1)
(b)

Percent of class:

Approximately 9.9% as of the date of filing this statement. (Based on 13,493,106 shares of Common Stock issued and outstanding as of November 10, 2005, as reported on the Issuer’s Quarterly Report Form 10-Q for the quarter ended September 30, 2005). (1)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote See Item 4(a) above.
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of See Item 4(a) above.

(1) The beneficial ownership reported herein represents 9.9% of the outstanding Common Stock on November 18, 2005 and consists of 1,482,892 shares of Common Stock that are currently issuable within 60 days of November 10, 2005: (i) upon conversion of $4,000,000 principal amount of 6% Senior Secured Debentures at a conversion price of $2.00 per share (the “Debentures”); (ii) upon exercise of the Series A Warrants to purchase up to 1,000,000 units at an exercise price of $2.00 per unit, each unit consisting of one share of Common Stock and a warrant to purchase 4/10 of a share of Common Stock, issued in connection with the Debentures (the “A Warrants”); (iii) upon exercise of the Series B Stock Purchase Warrants to purchase up to 677,966 shares of Common Stock issued in connection with the Debentures (the “B Warrants”); (iv) upon exercise of the Series C-1 Stock Purchase Warrants to purchase up to 677,966 shares of Common Stock issued in connection with the Debentures (the “C-1 Warrants” and, collectively with the A Warrants and the B Warrants, the “9.9 % Warrants”); and (v) upon exercise of the Stock Purchase Warrant to purchase up to 196,079 shares of Common Stock issued in December 2004 (the “4.9% Warrants”).  The Debentures are convertible into Common Stock until June 30, 2007.  The Series A Warrants expire one hundred fifty (150) days following the date of effectiveness of the Issuer’s registration statement required to be filed in connection with this transaction.  The Series B Warrants expire on November 18, 2007.  The Series C-1 Warrants expire on November 18, 2010.  The 4.9% Warrants expire on December 20, 2009.

The terms of the Debentures and the 9.9% Warrants (collectively, the “9.9% Securities”) and the terms of the 4.9% Warrants (the 4.9% Warrants together with the 9.9% Securities are hereinafter referred to as the “Securities”) provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities) would not exceed 9.9%, in the case of the 9.9% Securities, or 4.9%, in the case of the 4.9% Warrants, of the Common Stock then issued and outstanding.  Accordingly, the Reporting Persons’ ability to fully convert or exercise the Securities may be limited by the terms of the Securities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RHP Master Fund, Ltd.
	By:	Rock Hill Investment Management, L.P.
		By:	RHP General Partner, LLC

Dated: November 28, 2005	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC

Dated: November 28, 2005	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

RHP General Partner, LLC

Dated: November 28, 2005	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d 1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.001 per share, of  Summus, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of November, 2005.

RHP Master Fund, Ltd.
	By:	Rock Hill Investment Management, L.P.
		By:	RHP General Partner, LLC

Dated: November 28, 2005	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC

Dated: November 28, 2005	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director

RHP General Partner, LLC

Dated: November 28, 2005	By:	/s/ KEITH S. MARLOWE
Keith S. Marlowe
Director